UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2015

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA, S.A.

FORM 6-K

Abengoa, S.A. (the “Company”) announced today that the Board of Directors of the Company has approved the convening of an Extraordinary General Shareholders’ Meeting, which is expected to take place on October 10, 2015, to approve, among other matters, a package of strategic measures, that will be adapted following the execution of the plan, aimed at reducing corporate leverage, improving the liquidity position of the Company and strengthening its corporate governance. The main elements to be implemented under this plan include the following:

1.                  Debt reduction will be a key objective of the Company.

•                  The Company expects to prepay €375 million of the 2016 bond before year end.  Moreover, proceeds from the combination of the rest of measures outlined below will be used to further reduce debt and improve our liquidity position, in addition to fund our existing capex commitments in the second half of 2015 and 2016.

•                  The focus of the debt reduction will be on short-term maturities as the Company seeks to re-balance the maturity profile of its liabilities.

2.     Reinforcement of the current asset disposal program to raise at least approximately €1.2 billion by YE 2016, including:

•                  Either the monetization of some or all of Abengoa’s economic rights or the sale through a private process of some or all of Abengoa’s interest in Abengoa Yield, while keeping the existing ROFO (“Right Of First Offer”) agreement in place.

•                  The previously announced €500 million asset divestment plan has already been launched, with 50% of proceeds expected in Q4 2015 and 50% in Q1 2016. The plan includes the sale of a diverse list of assets including gas fired plants, solar plants, biofuel and other concessions.

•                  In addition, Abengoa expects to divest €300 million in assets during 2016 as part of its asset rotation strategy.

3.                  Adoption of capex limitations and creation of the Investment Committee.

•                 New equity capex commitments (on top of the current committed equity capex) will be limited to a maximum of €50 million per annum until the Company achieves a credit rating of “BB-” from S&P or “Ba3” from Moody’s or the Company’s leverage ratio of gross corporate debt, including non-recourse debt in process (“NRDP”), to corporate Ebitda falls below 3.5x.

•                  The Company´s current expected committed equity capex, net of partners´ contributions, represent approximately €384 million in the second half of 2015, approximately €517 million in 2016 and approximately €248 million in 2017.

•                 A new Investment Committee will be created, formed by a majority of independent directors, in charge of, among other matters, approving all new capex investments, controlling and monitoring compliance of capex with these new investment guidelines and limitations in order to maintain target leverage ratios, and  overseeing the Company’s leverage and dividend policy.

4.                  Amendment of the Company’s dividend policy.

•                  Until the Company achieves a credit rating of “BB-” from S&P or “Ba3” from Moody’s or the Company’s leverage ratio of gross corporate debt (including non-recourse debt in process) to corporate Ebitda falls below 3.5x, the Company has agreed to change its current dividend policy and suspend the payment of a dividend.

5.                  Reinforcement of corporate governance.

•                  Inversión Corporativa I.C., S.A. (“I.C.”) has committed to limit its direct and indirect aggregate voting rights to 40% following completion of the rights issue, regardless of the voting rights it would otherwise be entitled to based on its shareholding.

•                  The Board of Directors will reflect this new voting rights structure by way of reducing the number of directors to 13 and the number of directors appointed by I.C. to 5, while there will continue to be 6 independent directors.

•                  Two new independent directors with a strong financial and global business background will be appointed to the Board.

•                 As indicated above, a new Investment Committee will be created with the responsibility to approve and monitor all capex investments, among other things.

6.                   Finally, the Board of Directors has decided to appoint Felipe Benjumea as Honorary Chairman and José Dominguez as his replacement as Non-Executive Chairman. After 25 years with Felipe Benjumea as Chairman, Abengoa starts a new era with the plan and changes we are announcing today.

Forward-looking statements

This communication contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) and information relating to Abengoa that are based on the beliefs of its management as well as assumptions made and information currently available to Abengoa. Forward-looking statements are generally identifiable by the use of the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology and include the statements above regarding our plans to reduce debt, reinforce our current asset disposal program, adopt capex limitations and create an investment committee,  amend our dividend policy and reinforce corporate governance.  Such statements reflect the current views of Abengoa with respect to future events and are subject to risks, uncertainties and assumptions about Abengoa and its subsidiaries and investments, including, among other things, the development of its business, trends in its operating industry, and future capital expenditures. In light of these risks, uncertainties and assumptions, the events or circumstances referred to in the forward-looking statements may not occur. None of the future projections, expectations, estimates or prospects in this communication should be taken as forecasts or promises nor should they be taken as implying any indication, assurance or guarantee that the assumptions on which such future projections, expectations, estimates or prospects have been prepared are correct or exhaustive or, in the case of the assumptions, fuis communication.  Many factors could cause the actual results, performance or achievements of Abengoa to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others: changes in general economic, political, governmental and business conditions globally and in the countries in which Abengoa does business; changes in interest rates; changes in inflation rates; changes in prices; decreases in government expenditure budgets and reductions in government subsidies; changes to national and international laws and policies that support renewable energy sources; inability to improve competitiveness of Abengoa’s renewable energy services and products; decline in public acceptance of renewable energy sources; legal challenges to regulations, subsidies and incentives that support renewable energy sources; extensive governmental regulation in a number of different jurisdictions, including stringent environmental regulation; Abengoa’s substantial capital expenditure and research and development requirements; management of exposure to credit, interest rate, exchange rate and commodity price risks; the termination or revocation of Abengoa’s operations conducted pursuant to concessions; reliance on third-party contractors and suppliers; acquisitions or investments in joint ventures with third parties; unexpected adjustments and cancellations of Abengoa’s backlog of unfilled orders; inability to obtain new sites and expand existing ones; failure to maintain safe work environments; effects of catastrophes, natural disasters, adverse weather conditions, unexpected geological or other physical conditions, or criminal or terrorist acts at one or more of Abengoa’s plants; insufficient insurance coverage and increases in insurance cost; loss of senior management and key personnel; unauthorized use of Abengoa’s intellectual property and claims of infringement by Abengoa of others intellectual property; Abengoa’s substantial indebtedness; Abengoa’s ability to generate cash to service its indebtedness; changes in business strategy; and various other factors indicated in the “Risk Factors” section of Abengoa’s Annual Report on Form 20-F for the fiscal year 2014 filed with the Securities and Exchange Commission on February 23, 2015. The risk factors and other key factors that Abengoa has indicated in its past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect Abengoa’s business and financial performance.

Abengoa undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, new events or any other type of development.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: September 24, 2015	By:	/s/ Santiago Seage
Name: Santiago Seage
Title: Chief Executive Officer